NO ACT

16
12-17-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





January 4, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-04-2010

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Re: Citigroup Inc.
Incoming letter dated December 17, 2009

Dear Ms. Dropkin:

This is in response to your letter dated December 17, 2009 concerning the shareholder proposal submitted to Citigroup by the Ray T. Chevedden and Veronica G. Chevedden Family Trust. We also have received a letter on the proponent's behalf dated December 23, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 4, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Citigroup Inc.
Incoming letter dated December 17, 2009

The proposal relates to acting by written consent.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Citigroup's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citigroup relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 23, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Ray T. Chevedden's Rule 14a-8 Proposal
Citigroup Inc. (C)
Written Consent Topic

Ladies and Gentlemen:

This responds to the December 17, 2009 no action request.

The market price of Mr. Ray T. Chevedden's continuously held stock in the company was $30,000 in the year 2000. The company has repeatedly refused to answer the question of date of first ownership of this continuously held stock according to the books and records of the company. This continuously held stock was valued at $30,000 in the year 2000.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden

Shelley Dropkin <dropkins@citigroup.com>

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 17, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. from the Ray T. Chevedden and Veronica G. Chevedden Family Trust

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by the Ray T. Chevedden and Veronica G. Chevedden Family Trust (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2010 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2010 annual meeting of stockholders.

Also enclosed is a copy of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to (i) Rule 14a-8(f) because the Proponent has not satisfied the minimum ownership requirements imposed by Rule 14a-8(b); (ii) Rule 14a-8(i)(10) because the Proposal has already been substantially implemented by the Company; and (iii) Rule 14a-8(i)(2) because certain aspects of the Proposal (which have not been implemented by the Company) would violate the law of Delaware (which is the Company's jurisdiction of organization).

By copy of this letter and the enclosed material, the Company is notifying the Proponent and Mr. Chevedden of its intention to exclude the Proposal from its 2010 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2010 Proxy Materials.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2010 Proxy Materials.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
General Counsel, Corporate Governance

cc: The Ray T. Chevedden and Veronica G. Chevedden Family Trust
c/o Ray Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Encls.

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The stockholder proposal urges the Board of Directors of the Company (the "Board") to take the steps necessary to enable "the shareholders to act by the written consent of a majority of [the Company's] shares outstanding." The Company believes the proposal (the "Proposal," a copy of which is annexed hereto as Exhibit A) may be excluded from the 2010 Proxy Materials because (i) the Proponent does not satisfy the minimum ownership requirements to submit a Proposal under Rule 14a-8(b), and therefore the Proposal is excludable under Rule 14a-8(f); (ii) the Proposal has been substantially implemented by the Company, and therefore the Proposal is excludable under Rule 14a-8(i)(10); and (iii) certain aspects of the Proposal (that have not been implemented by the Company) would, if implemented, cause the Company to violate Delaware law, and therefore the Proposal is excludable under Rule 14a-8(i)(2).

THE PROPOSAL

The Proposal reads as follows:

> RESOLVED, The shareholders hereby request that our board of directors undertake such steps as may be necessary to permit the shareholders to act by the written consent of a majority of our shares outstanding.

I. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(f) BECAUSE THE PROPONENT DOES NOT MEET THE MINIMUM OWNERSHIP REQUIREMENTS OF RULE 14a-8(b).

Rule 14a-8(f) permits a company to exclude a proposal from its proxy materials if: the proponent does not satisfy the eligibility requirements set forth in Rule 14a-8(b), the company notifies the proponent of the deficiency within 14 days of receiving the proposal and the proponent does not send to the company a response to correct the deficiency within 14 days of receipt of the company's deficiency notice. Each of these requirements has been satisfied here.

The Proponent does not satisfy the minimum ownership requirements established by Rule 14a-8(b) because it owns neither 1% nor at least $2,000 in market value of the Company's common stock. The Proponent owns only 384 shares of common stock of the Company. At no time since November 9, 2008 (i.e., at no time since the one-year date before the the submission of the Proponent's proposal on November 9, 2009) has the Proponent owned 1% or more of the common stock outstanding. Using the Commission's valuation guidelines established in SLB No. 14, the Proponent's shares have a market value of no more than $1920.[1]

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[1] SLB No. 14 specifies that, for companies listed on the New York Stock Exchange, the market value of securities under Rule 14a-8(b) is the product of the number of shares owned by the proponent multiplied by the highest selling price of the company's stock (as reported on the NYSE) on any date within 60 calendar days before the date the proponent submitted the proposal. The highest selling price of the Company's common stock during the 60 calendar days before November 9, 2009 (i.e., the date the Proponent submitted his Proposal) was $5.00 (which selling price occurred on October 14, 2009).

The Company notified the Proponent of the eligibility deficiency in a letter addressed to the Proponent, which was sent to the Proponent via UPS, and to the Proponent's designee via UPS and email, on November 16, 2009, which was the seventh calendar day after the Company's receipt of the Proposal. The Company's letter notified the Proponent of the eligibility requirements of Rule 14a-8(b), informed the Proponent that it could remedy the defect by providing the Company proof of ownership of additional shares of the Company's stock through a bank or broker statement from the record holder of Company stock and informed the Proponent that it must provide this additional proof of ownership to the Company within 14 days of receipt of the letter. A copy of this correspondence is included in Exhibit B of this no-action submission.

To date, neither the Proponent nor its designee has replied with proof of ownership of any additional shares of Company stock.

The Staff has, on several occasions, granted no-action relief where, as here, a proponent fails to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f),[2] and more specifically where, as here, the proponent fails to respond to a company's request for documentary support of ownership to determine whether the proponent is eligible to submit a proposal under Rule 14a-8(b).[3]

Because the Proponent has not provided satisfactory evidence of the required minimum ownership of Company stock, the Company requests that the Staff concur that the Proposal may be excluded from the 2010 Proxy Materials under Rule 14a-8(f) for failure to satisfy the ownership requirements of Rule 14a-8(b).

II. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(10) BECAUSE THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

The Proposal asks the Board to take the steps necessary to enable the holders of a majority of the Company stock to act by written consent. However, under the Company's governing documents, the stockholders currently enjoy the right to act by written consent on all actions save a handful of narrow exceptions. Accordingly, the Company has already substantially implemented the Proposal and it may therefore be excluded under Rule 14a-8(i)(10).

Under Delaware law, the holders of a majority of all of the votes that may be cast on an action may take that action by written consent (i.e., without a stockholder meeting) unless the corporation's certificate of incorporation prohibits action by written consent.[4] As noted in

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2 *See General Electric Co.* (avail. Dec. 31, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo Inc.* (avail. Mar. 29, 2007).

3 *General Electric Co.* (avail. Dec. 31, 2008); *Torotel Inc.* (avail. Aug. 29, 2007); *Dell Inc.* (avail. Apr. 2, 2007).

4 8 *Del. C.* § 228(a).

the legal opinion of the Company's Delaware counsel, Morris, Nichols, Arsht & Tunnell LLP (attached hereto as Exhibit C and referred to herein as the "Legal Opinion"), the Company's certificate of incorporation does not prohibit action by written consent. Accordingly, the holders of a majority of the Company's stock can *already* take action by written consent, save limited exceptions relating to a domestication of the Company into another jurisdiction, the conversion of the Company into another entity and certain amendments to the Company's certificate of incorporation.[5] Each of these actions may be taken by written consent, but cannot be effected by the holders of a majority of the Company stock, as urged by the Proposal.[6] Rather, the DGCL requires a greater vote to effect these actions.[7] Although these exceptions prevent the Company from enacting the Proposal in its entirety, the exceptions are required by the DGCL and (as noted in the Legal Opinion) cannot be varied by the Company's certificate of incorporation or bylaws.

Under Rule 14a-8(i)(10), a stockholder proposal may be omitted from a company's proxy materials if the proposal has already been substantially implemented by the company. The Commission has noted that a proposal need not be "fully effected" by the company,[8] only substantially implemented, so that the essential objective of the proposal has been addressed.[9] Here, the only parts of the Proposal that have not been implemented either cannot be implemented without violating Delaware law (as discussed in the preceding paragraph) or need not be implemented to enable a stockholder majority to act by written consent (as noted

---

5 Section 203 of the DGCL also specifies that certain "business combinations" between a corporation and a 15% or more stockholder cannot be approved by written consent and must be approved at a stockholder meeting by two-thirds of the disinterested stockholders. The Company recognizes that action could be taken to "opt out" of Section 203, 8 *Del. C.* § 203(b), but that opt out is not necessary to fulfill the purpose of the Proposal, i.e., to allow stockholders to take action by the consent of a majority of the voting power of the stockholders. As noted in the Legal Opinion, Section 203's supermajority vote and bar on action by written consent does not apply to business combinations that have been approved by a board before the 15% or more stockholder acquires its 15% ownership interest in the Company. The restrictions of Section 203 can therefore be avoided, even over the objection of incumbent directors, if a less-than-15% stockholder solicits written consents to replace the incumbent directors with pro-acquisition nominees who are willing to approve the business combination. Accordingly, Section 203 does not prohibit action that could otherwise be taken by a majority of the stockholders without holding a meeting.

6 *See* the Proposal ("RESOLVED, The shareholders hereby request that our board of directors undertake such steps as may be necessary to permit the shareholders to act by the written consent of *a majority* of our shares outstanding.").

7 As explained in the next section of this no-action submission, conversions and domestications require the approval of *all* of the Company's stockholders and certain amendments to the certificate of incorporation require the additional approval of a majority of a particular class of stock (voting separately as a class).

8 Release No. 34-20091 (Aug. 16, 1983).

9 *See AMR Corporation* (avail. Apr. 17, 2000).

in footnote 5 above). Thus, the Proposal has already been substantially implemented by the Company.

III. THE PROPOSAL MAY BE EXCLUDED FROM THE 2010 PROXY MATERIALS BECAUSE IT WOULD CAUSE THE COMPANY TO VIOLATE DELAWARE LAW IF IT WERE IMPLEMENTED.

The Proposal is drafted so broadly that its mandate would cause the Company to violate Delaware law if the Proposal were implemented. Accordingly, the Proposal is also excludable under Rule 14a-8(i)(2).

As noted above, under the Company's current governing documents the stockholders already enjoy the right to act by written consent on most actions. However, the Proponent ventures beyond simply asking that the Company certificate of incorporation and bylaws contain no prohibition on stockholder action by written consent.[10] Instead, the Proponent asks for a rule that allows the stockholders to act, without qualification, by written consent of a simple majority of the Company's shares outstanding (i.e., to take any action by a simple majority of the shares outstanding). As the Company's Delaware counsel has confirmed in the Legal Opinion, the limitless reach of the Proposal would violate Delaware law if it were implemented for at least two reasons:

- The Proposal would permit the stockholders to take *any* action by a *simple majority* of *all* of the shares of Company stock outstanding. This part of the Proposal conflicts with DGCL provisions that require a *supermajority vote* in order for stockholders to approve certain transactions.[11]

- The Proposal would permit a majority of the shares of Company stock, voting together as a single class, to take any action by written consent. However, the Company has two classes of stock outstanding, common stock and preferred stock, and the DGCL specifies that certain actions must be approved by all stockholders entitled to vote on the charter amendment *and* by the additional approval of either the common stock or preferred stock (voting as a separate class from the other class of stock).[12] The Proposal would

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[10] For the reasons stated in the preceding section, the Proposal has already been substantially implemented because there are no such prohibitions in the Company's certificate of incorporation or bylaws.

[11] *See* 8 *Del. C.* § 390(b) (requiring unanimous stockholder approval to transfer or domesticate a Delaware corporation into a foreign jurisdiction); 8 *Del. C.* § 266(b) (requiring that, in order for a Delaware corporation, such as the Company, to convert to a foreign corporation or a non-corporate entity, such as a limited liability company or statutory trust, the conversion must be approved by all the stockholders).

[12] 8 *Del. C.* § 242(b)(2) (providing the holders of one class of stock the right to vote, as a separate class from all other stockholders, on amendments to the certificate of incorporation that increase or decrease the par value of the shares of that class or that change the powers, preferences or special rights of the shares of such class so as to affect them adversely).

purportedly deny the holders of common stock and preferred stock the separate class votes that they are guaranteed by the DGCL.

The Staff has time and again concurred that a proposal may be omitted from a company's proxy materials under Rule 14a-8(i)(2) if the Proposal urges a company to take the necessary steps to implement actions that would violate the law of the company's organization.[13] Even though the Proposal is cast in precatory terms, as a recommendation that the Board take action, the Staff has concurred that exclusion is appropriate under Rule 14a-8(i)(2) where the action that is recommended to the Board would violate Delaware law if implemented.[14]

The Proponent could have drafted its Proposal to include savings language, i.e., to specify that its Proposal be implemented "to the fullest extent permitted by law." Indeed, both the Proponent and its designee know how to draft provisions with this type of savings language.[15] However, the Proposal contains no such qualification that attempts to save its validity under applicable law. The Proposal should therefore be excluded pursuant to Rule 14a-8(i)(2).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded from the 2010 Proxy Materials pursuant to (i) Rule 14a-8(b) and Rule 14a-8(f); (ii) Rule 14a-8(i)(10); and (iii) Rule 14a-8(i)(2).

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13 *PG&E Corp.* (avail. Feb. 14, 2006) (granting no-action relief when the proposal would have required that directors be elected by a majority vote and the law of the company's organization, California, did not permit majority election of directors); *TRW Inc.* (avail. Mar. 6, 2000) (granting no-action relief when the proposal would have eliminated the company's classified board, but the proposal also would have allowed the company to return to a classified board on the approval of a mere majority of the votes cast and the law of the company's organization, Ohio, mandated that at least a majority of the voting power of the company approve such a change).

14 *Hewlett-Packard Co.* (avail. Jan. 6, 2005); *Northrop Grumman Corporation* (avail. Mar. 10, 2008); *Northrop Grumman Corporation* (avail. Mar. 13, 2007).

15 *Alleghany Energy, Inc.* (avail. Feb. 15, 2008) (dealing with a proposal that sought to have the board amend the corporate documents "in order that there [would be] no restriction on the shareholder right to act by written consent, compared to the standard *allowed by applicable law* to act by written consent," and where Mr. Chevedden was the designee of that proposal's proponent) (emphasis added); *JP Morgan Chase & Co.* (avail. Jan. 31, 2008) (construing a proposal by the Proponent that the board act so that there would be "no restriction on the shareholder right to call a special meeting, compared to the standard *allowed by applicable law* on calling a special meeting") (emphasis added).

Exhibit A

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1997

Mr. Richard D. Parsons
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043

Dear Mr. Parsons,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to:
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Ray T. Chevedden — 10-20-09
Ray T. Chevedden — Date
*** FISMA & OMB Memorandum M-07-16 ***
Shareholder

cc: Michael Helfer <helferm@citigroup.com>
Corporate Secretary
PH: 212-559-9788
PH: 212-559-1000
FX: 212-793-7600

[C: Rule 14a-8 Proposal, November 10, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, The shareholders hereby request that our board of directors undertake such steps as may be necessary to permit the shareholders to act by the written consent of a majority of our shares outstanding.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a transaction or obtaining control of the board that could result in a higher stock price. Although it is not anticipated that an acquirer would materialize, that very possibility represents a powerful incentive for improved management of our company.

A 2001 study by Harvard professor Paul Gompers provides support for the concept that shareholder disempowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated with a reduction in shareholder value.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

Exhibit B



VIA UPS

November 16, 2009

Ray T. Chevedden and Veronica G. Chevedden Family Trust

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. and Mrs. Chevedden:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup's stockholders at the Annual Meeting in April 2010; however, based on your shareholdings, you are not eligible to submit a stockholder proposal to Citigroup.

Under SEC rules, in order to be eligible to submit a proposal, a stockholder must own at least $2,000 in market value or 1% of the Company's stock for a period of one year prior to submitting the proposal. Our records indicate that the Ray T. Chevedden and Veronica G. Chevedden Family Trust holds 384 shares of Citigroup's stock. The highest selling price of Citigroup's common stock during the 60 calendar days prior to November 9, 2009, the date of your submission, was $5.00 on October 14, 2009. In accordance with SEC rules, in order to have been eligible, you would have had to have held a minimum of 400 shares of Citigroup's stock. See the attached excerpt from Staff Legal Bulletin No. 14 § C.1.a (July 13, 2001)). If you own additional shares of Citigroup's common stock through a bank or broker that would bring your total over 400 shares, please provide Citigroup with a written statement from the record holder of your securities that you have held those shares of Citigroup common stock continuously for at least one year as of the date you submitted your proposal. In addition, you must provide us with a statement that you will continue to hold these securities through the date of the annual meeting.

You must provide these materials within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,



Shelley J. Dropkin
General Counsel, Corporate Governance

CC: Mr. John Chevedden (via E-mail and UPS)

*** FISMA & OMB Memorandum M-07-16 ***

who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example
A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal? Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

From:	Dropkin, Shelley J [LEGL]
Sent:	Wednesday, December 02, 2009 11:19 AM
To:	'olmsted'; 'shareholderproposals@sec.gov'
Cc:	Jones, Paula F [LEGL]
Subject:	RE: Ray T. Chevedden Rule 14a-8 Proposal (C)
Attachments:	R Chevedden Ack letter.doc

Dear Mr. Chevedden:

In connection with the attached correspondence of November 16, 2009 and the emails of November 19, 2009 copied below, Citi has confirmed that the Ray T. Chevedden and Veronica G. Chevedden Family Trust has held 384 shares of Citigroup stock for over one year. As we have repeatedly advised, the Trust is not eligible to submit a proposal because its 384 shares of stock are not worth $2,000, as determined in accordance with SEC rules. The term of its ownership has never been called into question.

The additional information you have requested, the original date of ownership and the value of the stock on that date, is not pertinent to the Trust's eligibility to submit a stockholder proposal and is information that is personal to Mr. and Mrs. Ray Chevedden. As such, if they desire to obtain that information, we have provided you with the contact information for our transfer agent. Mr. Ray Chevedden or Ms. Veronica Chevedden, as the record holders, can contact the transfer agent to obtain information about this account. Citi legal is neither required under SEC rules, nor at liberty to provide this information to you.

If you have any further questions, please let me know.

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue, 2nd floor
New York, NY 10022

212.793.7396 (p)
212.793.7600 (f)

Email Correspondence of November 19, 2009:

Dear Ms. Dropkin, Thank you for the essay. Time could have been saved by answering the question: Is your letter referring to the 384 shares of Citigroup, Inc. (C) that Ray T. Chevedden could have sold for $30,000 in 2000.

Please confirm that the company records show that the continuously held Citi stock of Ray T. Chevedden, that could have been sold for $30,000 in 2000, is now claimed by Citi to be worth less than $2000.
John Chevedden
cc: Ray T. Chevedden

Email Correspondence of November 19, 2009:

Dear Mr. Chevedden,

Under SEC rules, in order to be eligible to submit a proposal, a stockholder must own at least $2,000 in market value or 1% of the Company's stock for a period of one year prior to submitting a proposal. The Securities and Exchange Commission Staff Legal Bulletin No. 14 § C.1.a, provides the following guidance to calculate the market value of a shareholder's securities: " Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater ...." The highest selling price of Citigroup's common stock during the 60 calendar days prior to November 9, 2009, the date of your submission, was $5.00 on October 14, 2009. In accordance with SEC rules, in order to have been eligible, Mr. Ray Chevedden would have had to have held a minimum of 400 shares of Citigroup's stock.

Shelley Dropkin

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue, 2nd floor
New York, NY 10022

212.793.7396 (p)
212.793.7600 (f)

From: olmsted [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 19, 2009 11:06 AM
To: Dropkin, Shelley J [LEGL]
Subject: Rule 14a-8 (C)

Dear Ms. Dropkin, Is your letter referring to the 384 shares of Citigroup, Inc. (C) that Ray T. Chevedden could have sold for $30,000 in 2000.
John Chevedden
cc: Ray T. Chevedden

From: olmsted [*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 01, 2009 4:11 PM
To: shareholderproposals@sec.gov
Cc: Dropkin, Shelley J [LEGL]; Jones, Paula F [LEGL]
Subject: Ray T. Chevedden Rule 14a-8 Proposal (C)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Ladies and Gentlemen:

This is the response of Citigroup under rule 14a-8 to the proponent party attempting to obtain information on his share ownership based on the books and records of the company. It is believed that the company has obligation to supply such information. This is in contrast to Citigroup's 3-times dodging this request and now sending the shareholder party on a chase for such information (please see below). The company needs to show some respect for the rule 14a-8 process.

Sincerely,
John Chevedden
cc:
Ray T. Chevedden

Shelley Dropkin
General Counsel, Corporate Governance
Citigroup Inc. (C)
T: 212-793-7396
F: 212-793-7600

From: "Dropkin, Shelley J" <dropkins@citi.com>
Date: Tue, 1 Dec 2009 14:33:48 -0500
To: 'olmsted' < *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Jones, Paula F" <jonesp@citi.com>
Conversation: Ray T. Chevedden Rule 14a-8 Proposal (C)
Subject: RE: Ray T. Chevedden Rule 14a-8 Proposal (C)

Dear Mr. Chevedden:

The record holder of shares can obtain this information as follows:

Please contact our Registrar and Transfer Agent: Computershare Trust Company, N.A. Representatives there are available from 8:30 a.m. to 6 p.m. EST, Monday through Friday, to assist you. You can contact them in the following ways:

By mail:
Computershare Trust Company, N.A.
P. O. Box 43078
Providence, RI 02940-3078

By telephone:
U.S. toll-free: (888) 250-3985
Outside the U.S.: (781) 575-4555
For hearing impaired: (800) 368-0328

By email:
shareholder@computershare.com

On Computershare's website, stockholders of record may access their accounts to obtain their share balance, request printable forms and view the current market value of their investment as well as historical stock prices. Just go to www.computershare.com <http://www.computershare.com> and click on "Investor Centre" located under the Shareholder Services section

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From: olmsted [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 01, 2009 9:56 AM
To: Dropkin, Shelley J [LEGL]
Cc: shareholderproposals@sec.gov
Subject: Ray T. Chevedden Rule 14a-8 Proposal (C)

Ms. Shelley Dropkin
General Counsel, Corporate Governance
Citigroup Inc. (C)
T: 212-793-7396
F: 212-793-7600

Dear Ms. Dropkin,
Please advise the earliest date that the company's books and records has for Mr. Ray T. Chevedden's continuous ownership of Citigroup stock. **This is the third request.**
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Ray T. Chevedden

Exhibit C

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

December 16, 2009

Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Stockholder Proposal Submitted By The Ray T. Chevedden And Veronica G. Chevedden Family Trust

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), by the Ray T. Chevedden and Veronica G. Chevedden Family Trust (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders. For the reasons discussed below, it is our opinion that the Proposal, if implemented, would cause the Company to violate Delaware law.

I. Summary Of The Proposal And Our Opinion.

The Proposal requests that the Company's board of directors "undertake such steps as may be necessary to permit the shareholders to act by the written consent of a majority of [the Company's] shares outstanding."[1] The request is curious because the Company's stockholders already have the right to act by written consent as permitted by the Delaware General Corporation Law (the "DGCL"). Thus, in large part, the Proposal has already been implemented.

The Proponent ventures beyond just asking that the stockholders be permitted to act by written consent in accordance with the DGCL, however. Instead, the Proponent seeks to impose a rule that allows the stockholders to act, without qualification, by written consent of a simple majority of the Company's shares outstanding (i.e., to take any action by a simple majority of the shares outstanding). This rule violates the express provisions of the DGCL in at least two respects:

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[1] The Proposal reads in its entirety as follows: "RESOLVED, The shareholders hereby request that our board of directors undertake such steps as may be necessary to permit the shareholders to act by the written consent of a majority of our shares outstanding." A supporting statement, not relevant to our opinion, accompanies the Proposal.

- The Proposal would permit the stockholders to take *any* action by a *simple majority* of *all* of the shares of Company stock outstanding. This part of the Proposal conflicts with DGCL provisions that require a *supermajority vote* in order for stockholders to approve certain transactions.

- The Proposal would permit a majority of the shares of Company stock, voting together as a single class, to take any action by written consent. However, the Company has two classes of stock outstanding, common stock and preferred stock, and the DGCL specifies that certain actions must be approved by both the stockholders generally entitled to vote on charter amendments *and* by the additional approval of either the common stock or preferred stock (voting as a separate class from all other classes of stock). The Proposal would purportedly deny the holders of common stock and preferred stock the separate class votes that they are guaranteed by the DGCL.

For these reasons, which are explained in detail below, it is our opinion that the Proposal, if implemented, would cause the Company to violate Delaware law.

II. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

As noted above, the Proposal urges the Company's board to take steps to "permit shareholders to act by the written consent of a majority of [the Company's] shares outstanding." Under Delaware law, a provision regulating stockholder action by written consent must be placed in a company's certificate of incorporation[2] or, for certain limited topics, in the company's bylaws.[3] However, the DGCL specifies that the certificate of incorporation and bylaws may not include provisions that violate Delaware law.[4] If the Proposal were implemented it would violate several mandatory rules of the DGCL. Because these rules cannot be varied by the certificate of incorporation or the bylaws, the Proposal would violate Delaware law if it were implemented.

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[2] Section 228(a) of the DGCL specifies that restrictions on the ability to act by written consent must be placed in the certificate of incorporation. 8 *Del. C.* § 228(a) (permitting stockholders to act by written consent "[u]nless otherwise provided in the certificate of incorporation").

[3] *See, e.g., Edelman v. Authorized Distribution Network*, 1989 Del. Ch. Lexis 156 (Oct. 27, 1989) (upholding a bylaw that required a stockholder to request that the board of directors fix a record date for written consent solicitations).

[4] *See* 8 *Del. C.* §§ 102(b)(1) (certificate of incorporation may contain any provision that is "not contrary to the laws of [Delaware]"); 109(b) (bylaws may contain any provision "not inconsistent with law or with the certificate of incorporation").

A. Stockholders Cannot Approve All Actions By Written Consent Of A Simple Majority Of The Stock Outstanding.

Because the Proposal would purport to allow stockholders to take any action by the written consent of a simple majority of the shares outstanding, it violates mandatory provisions of the DGCL that require supermajority approval for certain transactions. Section 266 of the DGCL requires that, in order for a Delaware corporation (such as the Company) to convert to a foreign corporation or a non-corporate entity (such as a limited liability company or statutory trust), the conversion must be approved by all of the stockholders.[5] This unanimous voting requirement is a key protection for all stockholders, as it requires each stockholder's consent before the corporation may undertake the drastic step of changing the corporation into a different entity that may have different rights and restrictions for equity holders. Section 390 of the DGCL similarly requires unanimous stockholder approval to (among other things) transfer or domesticate a Delaware corporation into another jurisdiction.[6] This statutory provision also ensures that the rights afforded to stockholders under Delaware law cannot be taken from them without their consent.

The written consent provision envisioned by the Proposal would abridge these mandatory supermajority votes imposed by the DGCL and is therefore invalid.[7]

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5 *See* 8 *Del. C.* § 266(b) ("The board of directors of the corporation which desires to convert [to a foreign corporation, limited liability company or certain other non-corporate entities] . . . shall adopt a resolution approving such conversion, specifying the type of entity into which the corporation shall be converted and recommending the approval of such conversion by the stockholders of the corporation. . . . If all outstanding shares of stock of the corporation, whether voting or nonvoting, shall be voted for the adoption of the resolution, the conversion shall be authorized.").

6 *See* 8 *Del. C.* § 390(b) (permitting a corporation to transfer or domesticate to another jurisdiction only if, among other requirements, such action is approved by "all outstanding shares of stock of the corporation, whether voting or non-voting").

7 Section 203 of the DGCL also requires that stockholders act only at a meeting, and not by written consent, with respect to certain "business combinations" between the Company and a 15%-or-more stockholder. Section 203 applies to publicly-held corporations unless action is taken under Section 203(b) to opt out of its provisions. We do not discuss the Section 203 restrictions on business combinations because, with careful planning, a stockholder majority can avoid the restrictions. Specifically, any business combination with a 15%-or-more stockholder can be approved by the written consent of a majority of the Company's voting stock if the transaction is approved by the board before such stockholder acquires its 15% or more interest. 8 *Del. C.* § 203(a). Even if the board is unwilling to approve a business combination, a stockholder majority can replace the board with new directors who can approve the business combination before the relevant stockholder crosses the 15% threshold and thereby avoid the Section 203 two-thirds vote and bar on action by written consent.

B. Certain Actions Cannot Be Approved By Written Consent Without The Separate Class Vote Of The Common Stock Or Preferred Stock.

Section 242(b)(2) of the DGCL affords the holders of one class of stock the right to vote, as a separate class from all other stockholders, on amendments to the certificate of incorporation that increase or decrease the par value of the shares of that class or that change the powers, preferences or special rights of the shares of such class so as to affect them adversely.[8] These special class votes cannot be eliminated by the certificate of incorporation or otherwise.[9] The Proposal asks the board to adopt a provision that would allow stockholders to enact these charter amendments by the written consent of a simple majority vote of the Company common stock and Company preferred stock, voting together as a single class. Because the Proposal would deny the common stockholders and the preferred stockholders their respective right to these statutory class votes, the Proposal would violate the DGCL in this respect.

* * *

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[8] 8 *Del. C.* § 242(b)(2) (providing, in relevant part, "The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment [to the certificate of incorporation], whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would . . . increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely").

[9] The class votes provided by Section 242(b)(2) apply "whether or not" the certificate of incorporation provides for such votes. *See* fn. 8, *supra*. Section 242(b)(2) provides for a third type of class vote for changes to the authorized number of shares of a class of stock. However, in contrast to par value changes and "adverse affect" changes, the class vote provided for a change in the authorized number of shares may be eliminated through a certificate of incorporation provision. *Id.*

III. Conclusion.

For the reasons set forth above, it is our opinion that the Proposal would, if implemented, violate Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

3273995